Curaleaf Holdings, Inc. Investor Relations Curaleaf First to Secure Registration for Standardized Cannabis Preparations in Spain Milestone reinforces Curaleaf's leadership in bringing pharmaceutical-grade cannabis products to emerging international markets STAMFORD, Conn., July 13, 2026 /PRNewswire/ -- Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced that the Spanish Agency of Medicines and Medical Devices ("AEMPS") has formally approved the registration of two standardized cannabis preparations (THC-dominant and CBD-dominant) developed by Curaleaf's Spanish manufacturing subsidiary. These registrations clear the regulatory pathway for the supply of preparations to hospital pharmacies, where they can be used in the production of magistral formulas pursuant to medical prescription. Based on the official registry numbering (CAN-1 and CAN-2), Curaleaf is the first company to register standardized cannabis preparations in Spain under the country's new regulatory framework, Royal Decree 903/2025. Approved by Spain's Council of Ministers on October 7, 2025, Royal Decree 903/2025 establishes Spain's regulatory framework for the medicinal use of standardized cannabis preparations, setting out the requirements for their production, quality standards, and registration with AEMPS. It provides, for the first time, a clear national pathway for patients to access standardized cannabis preparations through the healthcare system. Curaleaf's registrations under this new framework mark one of the first steps in bringing that pathway to life. The registrations build on Curaleaf's long-established presence in Spain, where the Company operates an EU-GMP certified manufacturing facility and R&D laboratory in Alicante. In May 2020, Curaleaf's EU-GMP laboratory, Medalchemy SL, secured the first-ever license granted by AEMPS to process medicinal cannabis derivatives for commercial distribution, an early milestone that laid the foundation for today's achievement. 'Spain, a country of nearly 50 million people, has always been central to Curaleaf's vision for Europe, and this registration is a defining moment for us," said Boris Jordan, CEO and Chairman of Curaleaf. "We were the first company to be licensed here in 2020, and we believe we are the first to register under this new framework today. This achievement reflects the strength of our team, our sustained investment in science, and our conviction that patients deserve access to standardized, high-quality cannabis medicines." The standardized preparations are expected to become available to patients through hospital pharmacies in due course, in line with the requirements of the new framework. Curaleaf will continue to work alongside healthcare professionals and partners to support access as Spain's regulated system takes shape. About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Dark Heart, and Anthem, provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. Forward Looking Statement This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the expected availability of the Company's standardized cannabis preparations to patients through hospital pharmacies in Spain, the timing thereof, the anticipated implementation and rollout of Spain's regulatory framework for the medicinal use of standardized cannabis preparations under Royal Decree 903/2025, and the Company's ability to support patient access as that framework takes shape. The availability of these preparations is subject to the requirements of the new regulatory framework, the discretion of Spanish health authorities, and the pace at which the regulated system is implemented and may be delayed or may not occur as anticipated. There can be no assurance that any of these potential effects will be realized within the expected timeframe or at all, as implementation depends on regulatory action and other factors outside the Company's control. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Company with respect to the matter described in this news release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed on February 26, 2026, which is available under the Company's profile on SEDAR+ at www.sedarplus.ca, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Toronto Stock Exchange has not reviewed, approved or disapproved the content of this news release. Investor Contact: Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact: MATTIO Communications MattioCuraleaf@Mattio.com SOURCE Curaleaf Holdings, Inc. https://ir.curaleaf.com/2026-07-13-Curaleaf-First-to-Secure-Registration-for-Standardized-Cannabis-Preparations-in-Spain